SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No.2)(1)


                               LTI Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50217T100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven N. Bronson
                         16 East 52nd Street, Suite 501
                            New York, New York 10022
                                 (212) 872-1623
                                with a copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                     December 1, 1999 and December 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

CUSIP No.  50217T100                 13D                   Page 2 of Pages 5


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           500,000
               --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               --------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         500,000
               --------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  50217T100                 13D                   Page 3 of Pages 5


Item 1.  Security and Issuer.

         Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of Common Stock $.01 par value per share (the "Common Stock") of LTI Holdings, Inc., a Delaware corporation, with its principal offices located at 5115 New Peachtree Road, Suite 200, Atlanta, Georgia 30301 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.

         (a) This Amendment No. 2 to Schedule 13D is filed on behalf of Steven
             N. Bronson.
         (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.
         (c) Mr. Bronson is the president of Catalyst Financial Corp. ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 16 East 52nd Street, Suite 501, New York, New York 10022.
         (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).
         (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.
         (f) Mr. Bronson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 1, 1999, Mr. Bronson using his own personal funds, acquired 67,100 shares of Common Stock at $.41 per share for a purchase price of $27,511, and on December 3, 1999, Mr. Bronson using his own personal funds, acquired 32,900 shares of Common Stock at $.51 per share for a purchase price of $16,779. Thus, on December 1, 1999 and December 3, 1999, Mr. Bronson acquired 100,000 shares of Common Stock for $44,290.

Item 4.  Purpose of Transaction.

         Mr. Bronson acquired the shares of Common Stock of the Issuer for investment purposes in the belief that such shares of Common Stock were undervalued. Mr. Bronson may, for his own account, (i) increase or decrease his beneficial ownership of Common Stock, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, (iii) make further purchases of shares of Common Stock through open market or privately negotiated transactions or otherwise, or (iv) seek to acquire a controlling ownership interest in the Issuer through a cash tender offer or otherwise. Mr. Bronson has not reached any

CUSIP No.  50217T100                 13D                   Page 4 of Pages 5

decision with respect to any such possible actions. If, as and when Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this
Schedule 13D, and timely deliver a copy of same to the Issuer in connection therewith.

         Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

         (a) The acquisition by any person of additional securities of the
             Issuer, or the disposition of securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;
         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 500,000 shares of the Issuer's Common Stock, representing approximately 15.7% of the total shares of Common Stock deemed outstanding. With respect to such shares of Common Stock, Mr. Bronson owns of record 500,000 shares of Common Stock, as to which he possesses sole voting and disposition power.

         The foregoing shares of Common Stock do not include any shares held of record which may be maintained in the trading account of Catalyst and, with respect to such shares, Mr. Bronson disclaims beneficial ownership.

         (c) On September 28, 1999, Steven N. Bronson, utilizing his own personal funds, acquired 175,000 shares for $87,500. Such acquisition was reported on Amendment No. 1 to this Schedule 13D, which was filed on October 7, 1999. (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer. (e) Not applicable.

CUSIP No.  50217T100                 13D                   Page 5 of Pages 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

                  None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        December 9, 1999
                                                   --------------------------
                                                             (Date)

                                                   /s/ Steven N. Bronson
                                                   --------------------------
                                                            (Signature)

                                                       Steven N. Bronson
                                                   --------------------------
                                                            (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).